UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(833) 924-6736
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of The Chosen, LLC, a Utah limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

The Chosen is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces, markets and distributes the series to a worldwide market. Their large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success.

The Company has successfully released Season 1 and has commenced the pre-production phase for the first four episodes of Season 2 in anticipation of additional funding to continue to produce the series. During the interim period of January 1, 2020 through June 30, 2020, there were significant changes in liquidity of the Company as, after the Thanksgiving 2019 release of episodes 5-8 of Season 1, the Series has seen significant increases in sales. Along with the digital and physical sales of Season 1, the Company successfully launched a line of merchandise that is sold exclusively through an online 3rd party platform. The funds generated from both the Season 1 and merchandise sales were used to cover significant marketing expenses related to the promotion of the Series and pre-production costs of episodes 1-4 of Season 2. The remaining funds are expected to be sufficient to begin production of the first four episodes of Season 2.

Operating Results

Period Ended June 30, 2020

Revenues

Revenue produced by Season 1 through the Exclusive Video-on-demand and Subscription video-on-demand license agreement with VidAngel, Inc. was approx. $6,830,000 through June 30, 2020. There were also T-shirt sales revenues of approx. $1,341,000.

Expenses

Additional pre-production costs of Season 2, consisting mainly of script writing, through June 30, 2020, were $225,000. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of the Season 1 film costs through June 30, 2020 was $2,189,906. Operating expenses for the six-month period ended June 30, 2020 were $3,504,958, primarily attributable to the amortization of film costs, $872,202 in advertising and marketing, $173,752 in legal and professional fees, $241,387 in royalties, and $18,236 in meals and entertainment reimbursements and other traveling expenses.

Additionally, there were merchandise costs of goods sold of $688,910 through June 30, 2020.

Liquidity and Capital Resources

Liquid and capital resources as of June 30, 2020, and through September 15, 2020, are as follows:

●
11,193,300 preferred class A units were issued as of June 30, 2019 with net proceeds of $10,036,832. No new units were issued through June 30, 2020. This issuance provided the funds necessary to finalize the production of the entirety of Season 1.
●
Pre-production, including scripts, were expended for episodes 1-4 of Season 2 of approximately $610,000.
●
As of June 30, 2020, the cash funds available to the Company, along with expected future revenues, were expected to be sufficient to cover the majority of the production and post-production costs expected to be incurred in producing episodes 1-4 of Season 2.
●
An additional offering under Regulation A was filed September 3, 2020, for the additional $20,000,001 that is needed to complete the production of seasons 2 and 3.
●
Revenues from Season 1 are expected to be used for operations and to advertise and market the digital and physical sales of Season 1.

Plan of Operations

Our plan of operations, including material expenditures, over the 2020 fiscal year, is currently focused on the development and production of episodes 1-4 of Season 2 of the Series and the continued marketing of Season 1, of which the final four episodes were released Thanksgiving 2019. From January to September 2020, the Company is focused on the development of Season 2 with production of episodes 1-4 expected to begin October 2020. Production is not expected to be completed until January 2021. As of June 30, 2020, the direct costs associated with the pre-production of Season 2 is approximately $610,000 and the Company is expected to incur additional expenses of approximately $11 million through the end of production and post production of the entirety of Season 2. The expected release date of Episodes 1-4 of Season 2 is expected to be late spring 2021 and the Company expects to incur approximately $500,000 to $1 million for marketing, publicity and promotion of the Series through the first six months of 2021.

Trend Information

To date, revenues for 2020 have been ahead of management’s anticipations. It appears that the stay-at-home orders that existed this spring during the 2019 pandemic have influenced revenues. Other than the above mentioned, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 2. Other Information

None

Item 3. Financial Statements

Index to Financial Statements

Interim consolidated financial statements for the six-month periods ended June 30, 2020 (unaudited)

Interim Consolidated Balance Sheets	5
Interim Consolidated Statements of Income	6
Interim Consolidated Statements of Members’ Equity	7
Interim Consolidated Statements of Cash Flow	8
Notes to Interim Consolidated Financial Statements	9

The Chosen LLC
Interim Consolidated Balance Sheets
As of June 30, 2020 and December 31, 2019 (unaudited)

	June 30,	December 31,
	2020	2019
	(unaudited)	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,694,328	$630,325
Accounts receivable	4,678,032	605,565
Other current assets	9,778	9,778
Prepaid expenses	-

Total current assets	7,382,138	1,245,668

Other assets
Deferred tax asset	30,754	283,352
Film costs, net of amortization	6,076,362	8,039,004

Total other assets	6,107,116	8,322,356

Total assets	$13,489,254	$9,568,024

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts and credit cards payable	$36,747	$89,535
Other current liabilities	279,757	37,040

Total current liabilities	316,504	126,575

Total liabilities	316,504	126,575

Members' equity	13,172,750	9,441,449

Total liabilities and members' equity	$13,489,254	$9,568,024

The Chosen LLC
Interim Consolidated Statements of Income
For the six-months ended June 30, 2020 and 2019 (unaudited)

	June 30,	June 30,
	2020	2019
	(unaudited)	(unaudited)

Revenues
Licensing revenues, net	$6,830,388	$128,003
Merchandise sales	1,341,420	-
Other revenues	6,321	-

Total revenues	8,178,129	128,003

Cost of goods sold	688,910	-

Gross profit	7,489,219	128,003

Operating expenses
Advertising and marketing	872,202	280,740
Amortization of film costs	2,189,906	41,316
General and administrative	442,850	142,629

Total operating expenses	3,504,958	464,685

Net operating income	3,984,261	(336,682)

Other income / (expenses)
Interest income	13	10

Net income before provision for income taxes	3,984,274	(336,672)

Benefit (provision) for income taxes	(252,598)	(100)

Net income (loss)	$3,731,676	$(336,772)

The Chosen LLC
Interim Consolidated Statements of Members' Equity
For the six-months ended June 30, 2020 and the year ended December 31, 2019 (unaudited)

	Common Units	Class A Preferred Units	Contributed Capital	Accumulated Deficit	Total Members' Equity

Members' equity, as of December 31 2018	13,900,000	4,636,978	$4,481,354	$(872,439)	$3,608,915
					-
Cancellation of units		(40,465)	(38,715)		(38,715)
Issuance of preferred units and contributed capital	-	6,596,787	6,563,766		6,563,766
Offering expense			(756,846)		(756,846)
Net income				64,329	64,329
Members' equity, as of December 31, 2019	13,900,000	11,193,300	10,249,559	(808,110)	9,441,449

Offering expense			(375)		(375)
Net income				3,731,676	3,731,676

Members' equity as of June 30, 2020	13,900,000	11,193,300	$10,249,184	$2,923,566	$13,172,750

The Chosen LLC
Interim Consolidated Statements of Cash Flows
For the six-months ended June 30, 2020 and 2019 (unaudited)

	June 30,	June 30,
	2020	2019
	(unaudited)	(unaudited)

Cash flows from operating activities
Net income (loss)	$3,731,676	$(336,772)
Adjustments to reconcile net loss to
net cash used in operating activities:
Amortization of film costs	2,189,906	-
Deferred income tax benefit	252,598	-
Changes in operating assets and liabilities
(Increase)/decrease in accounts receivable	(4,072,467)	(1,132,386)
(Increase)/decrease in film costs	(227,264)	(262,786)
Increase/(decrease) in accrued expenses	242,717	-
Increase/(decrease) in accounts payable	(52,788)	(529,568)

Net cash flows from operating activities	2,064,378	(2,261,512)

Cash flows from investing activities
Net cash flows from investing activities	-	-

Cash flows from financing activities
Net proceeds from issuance of preferred units	(375)	4,773,655
Principal paid on long-term debt	-	(67,340)

Net cash flows from financing activities	(375)	4,706,315

Net change in cash	2,064,003	2,444,803

Cash, beginning of period	630,325	168,962

Cash, end of period	$2,694,328	$2,613,765

Supplemental disclousre of cash flow information:
Cash paid for income taxes	$100	$100
Cash paid for interest	$-	$-

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2020

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2020 and 2019 are not indicative of the results expected for the entire fiscal year.

Organization

The Chosen, LLC, a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC, and its wholly owned subsidiary The Chosen Texas, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the series for the amortization of film costs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of June 30, 2020 and December 31, 2019, the bank balance exceeded the federally insured limit by $2,475,153 and $380,325, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the six-months ended June 30, 2020 and 2019, 83.5% and 100%, respectively, of the Company’s revenues related to one customer – VidAngel, Inc. (VidAngel). As of June 30, 2020 and December 31, 2019, 100% of the Company’s accounts receivable related to VidAngel.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with VidAngel relating to the streaming of the Company’s intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-
Demand (SVOD), 2) physical media sales, 3) combination of physical media and digital media, 4) merchandise sales, and 5) ad share revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps:

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2020

Revenue Recognition, continued

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)
Digital media revenue stems from licensing agreements with VidAngel, wherein VidAngel streams the Company’s intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by VidAngel’s customers during each quarter of the year. VidAngel provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts VidAngel remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During the six-months ended June 30, 2020, and June 30, 2019, the digital media revenue was substantially all related to the first television season of The Chosen. As VidAngel is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from VidAngel.

Physical Media
The Company sells Blu-Ray discs and DVD’s and Devotional Books to end users. The Company does not own or maintain the physical media inventory. The inventory is owned by VidAngel, and VidAngel fulfills the sales. Revenue is recognized when the end customer receives and pays for the physical media. VidAngel remits a portion of the sales amount to the Company. The Company recognizes revenue on a net basis.

Combination of physical media and digital media
The Company sells Blu-Ray discs and DVD’s to end users in a combination pack with digital media. The Company does not own or maintain the physical media inventory. As noted in the description of physical media above, the inventory is owned by VidAngel, and VidAngel fulfills the sales. As noted in the description above of digital media, digital media stems from licensing agreements with VidAngel, wherein VidAngel streams the Company’s intellectual property. The Company recognizes revenue on a net basis.

Merchandise revenue
The Company sells The Chosen merchandise – mainly T-shirts. Revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. However, when the goods ship from the third party to the customer, the Company has risk-of-loss, and is responsible for goods in transit. The Company manages an online store through a third-party application and orders are drop shipped to end customers using the third-party platform. The Company contracts with a third-party supplier that is responsible for fulfilling the sales. The third-party supplier invoices the Company for inventory sold and fulfillment services; all of the cost of goods sold is related to the third-party supplier costs. The Company recognizes revenue and respective expenses on a gross basis. Revenue is disaggregated from contracts with customers by goods or services as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2020

Revenue Recognition, continued

Ad share revenue
The Company has monetized their YouTube and Facebook marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is received from the various social media platforms.

The following table presents the Company’s revenue disaggregated by the previously mentioned performance obligations for the six-months ended June 30, 2020 and 2019. As a note, part of 2019, sales were not divided into physical vs. digital media. The $199 is a carry over before we separated the two.

	June 30,	June 30,
	2020	2019
Combination of physcial media and digital media	$199	$128,003
Physical media	2,528,684	-
Digital media - VOD/SVOD	4,301,505	-
Merchandise	1,341,420	-
Ad share	6,321	-
	$8,178,129	$128,003

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. Capitalized film costs as of June 30, 2020 and December 31, 2019 were $8,545,330 and $8,318,066, respectively. Of the capitalized film costs, the amount that represents episodes that are not released as of June 30, 2020 and December 31, 2019 was $272,499 and $47,499, respectively. The Company has determined no impairment existed during the periods presented.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episodic production block. Amortization expense for film costs for the six-months ended June 30, 2020 and 2019, was $2,189,906 and $41,316, respectively.

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited), Continued
June 30, 2020

Income Taxes, Continued

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The deferred tax assets (liabilities) as of June 30, 2020, and December 31, 2019, is comprised of the following components:

	6/30/2020	12/31/2019
Deferred income tax benefit	$30,854	$283,352
Current income taxes	(100)	(100)
	$30,754	$283,252

Significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	6/30/2020	12/31/2019
Film costs	$(1,508,096)	$(2,077,472)
Net operating loss carryforwards	1,534,189	2,356,163
Other	4,661	4,661
Valuation allowance	-	-
	$30,754	$283,352

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the six-months ended June 30, 2020 and 2019 totaled $872,202 and $280,740, respectively.

Equity-Based Compensation

The Company entered into an agreement with a member of management to grant an ownership interest of common units in the Company’s parent company for services performed for The Chosen, LLC. The value of $20,000 on the grant date was based on the amount paid in cash by other members for an ownership interest of common units in the Company (the parent company’s sole asset is the Company). The equity grant vests upon the release of the first season of The Chosen. The expense associated with the equity grant was being recognized ratably through the expected release date with $12,727 recognized for the year ended December 31, 2019. The company asserted breach of contract during 2019, has not granted the membership interest, and has not recognized the remaining $7,273, pending resolution of the matter.

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited), Continued
June 30, 2020

Subsequent Events

Subsequent events have been considered through September 15, 2020, the issuance date of the financial statements, to evaluate their effect on the fair presentation with the following event noted.

The Company filed additional offering statement under Regulation A for the issuance of Class B preferred with the Securities Exchange Commission by the Company on September 3, 2020, for a maximum offering amount of $20,000,001 (File #: 024-11312). The Class B preferred units are non-voting. If and when distributions are declared, distributions are first made to the holders of the Class A and Class B Units until 120% and 110%, respectively, of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

Commitments and Contingencies

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Exclusivity Agreement
In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with VidAngel, for distribution of the Company’s television series. This agreement was amended in November
2019.

Consulting and Coordination Agreement
On August 11, 2020, the Company entered into a consulting and coordination agreement with VidAngel to which VidAngel will provide the following services to the Company in exchange for a fee of $300,000 payable within 30 days of the launch of the website through which the anticipated Offering, disclosed in the subsequent events note, will be conducted by the Company: (i) providing Company with the technology necessary to facilitate the Offering; (kk) assist in the reconciliation and accounting of all funds received and shares issued for the Offering; (iii) video recording, editing, and marketing related consultation; and (vi) assisting Company with such other matters as may be agreed upon.

Employee Agreements
The Company has entered into employment agreements with members of management and certain contractors. The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

Preferred Units

The Company’s Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

The Chosen, LLC
Notes to Interim Consolidated Financial Statements (unaudited), Continued
June 30, 2020

Related Party Transactions

During 2019, the Company entered into agreements with a member of the Company as a Director and Writer. Under the agreements, the Company paid the member $138,000 to direct and write, the last four episodes of The
Chosen Series, season 1. The Company continued to engage the member as a writer for the second season and paid the member $16,000 during 2019 on this contract. The Company will pay the remaining $23,000 during 2020 for the rest of the writer contract along with an additional $64,500 related to writing and pre-production work on season 2. The member also received payment from the Company for advertising through the member’s digital media channels, totaling $21,000 for the year.

During 2019, the Company engaged an advertising agency, which is wholly owned by one of the members of the Company’s parent company. During the 2019, the Company paid the advertising agency $40,000 and through June 30, 2020, the Company paid the agency $32,340.

On May 4, 2020, the Company entered into an agreement with a member of the Company to write two devotional books based on the Series. The member and the member’s spouse each received $3,000 for the writing and, in the future, will receive a 1/3 share each of 12.5% of the revenue from the book sales made by VidAngel and received by the Company. As of June 30, 2020, the accrual for the residual payment for the member and the member’s spouse was $7,486 each.

An entity owned by a member assigned to the Company all of its rights, title and interest in and to the film entitled The Shepherd. The Company paid $100,000 in exchange for all rights in and to The Shepherd. The Shepherd served as the underlying source material upon which the Series is loosely based. The member is the sole owner of the related entity. The Assignment and Assumption Agreement between the related entity and the Company is filed as an exhibit to the offering statement filed in 2018 (File #: 024-10814).

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.
(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit (2)(b) to the Company’s form 1-A/A filed on May 25, 2018.
(3)(a)	Amended and Restated Operating Agreement dated March 6, 2018, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.
(3)(b)	First Amendment to the Operating Agreement dated April 25, 2018, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.
(3)(c)	Second Amendment to the Operating Agreement dated May 1, 2018, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.
(3)(d)	Third Amendment to the Operating Agreement dated August 25, 2020, incorporated by referenced to Exhibit 3(d) to the Company’s Form 1-A filed on September 3, 2020.
(6)(a)
Exclusive Video-On-Demand and Subscription Video-On-Demand Licensing Agreement by and between The Chosen, LLC and VidAngel, Inc., incorporated by reference to Exhibit 6(a) to the Company’s Form 1-K filed on June 12, 2020.

(6)(b)	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(b) to the Company’s Form 1-K filed on June 12, 2020.
(6)(c)	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Ryan Swanson. incorporated by reference to Exhibit 6(d) to the Company’s Form 1-K filed on June 12, 2020.
(6)(d)	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Tyler Thompson, incorporated by reference to Exhibit 6(e) to the Company’s Form 1-K filed on June 12, 2020.
(6)(e)
Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc., incorporated by referenced to Exhibit 6(e) to the Company’s Form 1-A filed on September 3, 2020.

6(f)	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod, incorporated by referenced to Exhibit 6(f) to the Company’s Form 1-A filed on September 3, 2020.
(6)(g)	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow, incorporated by referenced to Exhibit 6(g) to the Company’s Form 1-A filed on September 3, 2020.
(6)(h)	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves, incorporated by referenced to Exhibit 6(h) to the Company’s Form 1-A filed on September 3, 2020.
(6)(i)	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins, incorporated by referenced to Exhibit 6(i) to the Company’s Form 1-A filed on September 3, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issue had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC

Date: September 28, 2020	By:	/s/ Derral Eves
Derral Eves
Chief Executive Officer